N E W S R E L E A S E

January 8, 2008

BISHA MINING LICENSE ISSUED

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) is pleased to announce that the Eritrean Minister of Energy and Mines has awarded a mining license to the Company’s Eritrean subsidiary, Bisha Mining Share Company (“BMSC”). The mining license area is approximately 16.5 square kilometers within a mining agreement area of approximately 39 square kilometers and includes the Bisha Main Zone deposit and the Northwest Zone deposit. The Company retains an exploration license of approximately 94.5 square kilometers, including the Harena deposit.

The award of the license follows the mining agreement concluded between BMSC and the Government of Eritrea in December 2007 (Nevsun press release dated 12th December, 2007) and the Bisha shareholder agreement concluded between Nevsun and the Eritrean National Mining Company (ENAMCO) in October 2007. For details of the BMSC shareholder agreement please refer to the Company’s press release dated 29th October, 2007.

The Government of Eritrea continues to show its strong support to the redevelopment of mining as an important sector of its national economy. As stated last month, following the conclusion of the mining agreement, the management of Nevsun Resources is very proud of the steps that it has taken through diligent execution of its exploration success and partnership with the Government of Eritrea to bring this exciting world class high grade gold deposit and underlying high grade copper and zinc deposits to this stage. With the grant of the Bisha mining license, Nevsun and ENAMCO can now focus their attention on financing the development of the Bisha Mine.

 BMSC will be actively seeking debt financing for the Bisha project. The Bisha feasibility report (completed Q4 2006) shows the project to be financially robust with low operating costs throughout the mine life - at current metal prices the project has a payback of less than one year.

Forward Looking Statements: The above contains forward-looking statements concerning the Bisha mining license, anticipated financing and financial health, government support and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu08-01.doc	For further information, Contact: Judy Baker (416) 786-7860 or Nevsun (604)623-4700 or 888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com